FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: December 18, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES 2007 PRODUCTION GUIDANCE; ANNOUNCES
MANAGEMENT APPOINTMENTS

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - December 18, 2006 - GOLDCORP INC. (GG:NYSE; G:TSX) announced today that it expects to produce approximately 2.8 million ounces of gold in 2007 at an anticipated total cash cost of $150 per ounce. By-product assumptions used to forecast cash costs are silver at $10 per ounce and copper at $3 per pound.

Expected metals production is as follows:

	First Half 2007	Second Half 2007	Total 2007
Gold (oz)	1,265,000	1,535,000	2,800,000
Silver (oz)	10,000,000	8,300,000	18,300,000
Copper (lbs)	75,000,000	88,000,000	163,000,000

The ramp-up of production at Los Filos in Mexico and Marlin in Guatemala is expected to drive the increase in gold production in the second half of the year.

Forecast 2007 gold production by mine is as follows:

	Gold Ounces		Gold Ounces
Red Lake	790,000	San Dimas	155,000
El Sauzal	265,000	Marigold (66.7%)	135,000
Los Filos*	260,000	Peak	120,000
Alumbrera (37.5%)	230,000	Amapari	95,000
Marlin	230,000	Wharf	70,000
Porcupine (51%)	175,000	La Coipa	55,000
Musselwhite (68%)	165,000	San Martin	55,000
*Los Filos includes Nukay with approximately 30,000 ounces in gold production.

Capital expenditures for the year are forecast at $750 million, including approximately $315 million at the Peñasquito project in Mexico, $110 million at Red Lake mine in Canada and $95 million at Los Filos and San Dimas--the latter of which includes the on-going construction of a hydroelectric power plant. Exploration expense for 2007 is forecast at $55 million, including $23 million in Canada and $22 million in Mexico.

Management Appointments
Goldcorp also announced today the appointment of Steve Reid as the Company’s Chief Operating Officer. Mr. Reid previously served as Goldcorp’s Executive Vice President in charge of US and Canadian operations. He replaces Russell Barwick, who has served as Goldcorp’s Executive Vice President and COO since the Company’s merger with Wheaton River in 2005. Also departing is Jim Voorhees, former Chief Operating Officer of Glamis Gold. In addition, current Goldcorp Executive Vice President Chuck Jeannes has been appointed Executive Vice President, Corporate Development. All changes are effective as of January 1, 2007.

“On behalf of the entire board and management team, I wish to thank Mr. Barwick and Mr. Voorhees for the tremendous contributions that each has made to the Company,” said Kevin McArthur, President and Chief Executive Officer. “In Steve Reid, I am confident we have the right individual to take the Company through its next phase of growth. He will be supported in this endeavor by one of the most talented teams in the industry. I look forward to working with the entire group to build Goldcorp into the world’s premier gold mining company.”

Goldcorp is the lowest-cost senior gold producer with the best growth profile in the Americas.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Melanie Pilon	Jeff Wilhoit
Director, Investor Relations	Investor Relations, Reno
Goldcorp Inc.	Goldcorp Inc.
3400-666 Burrard Street	5190 Neil Road Ste. 310
Vancouver, British Columbia, V6C 2X8	Reno, Nevada 89502
Telephone: (604) 696-3024	Telephone: (775) 827-4600
Fax: (604) 696-3001	Fax: (775) 827-6992

e-mail: info@goldcorp.com
website: www.goldcorp.com